March 3, 2025

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: EntrepreneurShares Series Trust, File Nos. 811-22436, 333-168040

Dear Ms. Fettig:

You provided oral comments with respect to the financial statements of the EntrepreneurShares Series Trust (the “Registrant”) for the fiscal year ended June 30, 2024. Please find below a summary of those comments, as well as the Registrant’s responses to those comments that it has authorized Thompson Hine LLP to make on its behalf.

Comment 1. The Staff notes that the tailored shareholder report (“TSR”) for ERShares Entrepreneurs ETF (the “ETF”) that was filed on Form N-CSR for the period ended June 30, 2024 differs from the TSR filed at https://entrepreneurshares.com/investor-resources/. Specifically, the names and tickers differ between the two TSR reports. Please file an amended N-CSR to correct the apparent discrepancy and explain in correspondence why the two TSR reports are different.

Response: The Registrant notes that the ETF formally changed its name and ticker on August 16, 2024 to ERShares Private-Public Crossover ETF and XOVR, respectively, which was after the reporting period required for Form N-CSR. That name and ticker were incorrectly included in the N-CSR for the period ended June 30,2024. The Registrant will file and amended Form N-CSR to correct the naming and ticker discrepancy for the ETF to ERShares Entrepreneurs ETF and ENTR.

Comment 2: The Staff notes that the TSR for the ETF that was filed on Form N-CSR for the period ended June 30, 2024 lists NYSE Arca, Inc. as the ETF’s exchange, however, the exchange was changed to Nasdaq Stock Market LLC in 2023. Please include the correct exchange in the amended N-CSR.

Response: The Registrant will amend Form N-CSR to include Nasdaq Stock Market LLC as the exchange and remove the references to NYSE Arca, Inc.

Comment 3: The Staff notes that with respect to the TSR for the ETF, the Registrant has included the ETF’s performance based on its market value, which is not permitted. This performance is based on the fund’s net asset value. Please ensure that future TSR reports for the ETF include performance based on its net asset value and not its market value.

Response: The Registrant will include performance for the ETF that is based on its net asset value, not market value, in future shareholder report filings.

Christina DiAngelo Fettig

March 3, 2025

Comment 4: The Staff notes that the TSRs filed on Form N-CSR for the period ended June 30, 2024 for both ERShares Entrepreneurs ETF and ERShares Global Entrepreneurs do not comply with Form N-1a, Item 27A(d) Instruction 15.Specifically, If a fund provides updated performance information on its website or through other widely accessible mechanisms, direct shareholders to where they can find this information. Please update all future TSRs to include the information required by Form N-1a, Item 27A(d) Instruction 15.

Response: The Registrant will include the requested disclosure in future shareholder report filings.

Comment 5: With respect to the TSRs for both the ETF and the ERShares Global Entrepreneurs (“Global”) (collectively, the “Funds”), please ensure in future TSR filings that both Funds must multiply the figure in the “Cost paid as a percentage of your investment” column by the average account value over the period based on an investment of $10,000 at the beginning of the period.

Response: The Registrant will multiply the figure in the “Cost paid as a percentage of your investment” column by the average account value over the period based on an investment of $10,000 at the beginning of the period for both Funds in future filings.

Comment 6: The Staff notes that the ETF changed its primary benchmark during the reporting period, however the Registrant did not comply with the requirements of Form N-1a, Item 27A(d)(2), Instruction 8. Please provide the required disclosures in future shareholder reports.

Response: The Registrant will include the requested disclosures in future shareholder report filings.

Comment 7: The Staff notes that each Fund’s annual and semi-annual shareholder reports must include a statement that informs investors about certain additional information that is available on the Fund’s website. In addition, rule 30e-1 under the Investment Company Act requires a fund to make the disclosures required by Items 7-11 of Form N-CSR and its complete portfolio holdings as of the close of the fund’s most recent first and third fiscal quarters publicly accessible, free of charge, at the website address specified at the beginning of the fund's shareholder report. In its review, the Staff did not see information about any proxy voting nor was the information required by Items 7-11 of Form N-CSR included on the website. Please update the website to contain the information required.

Response: The Registrant will comply with the Staff’s request.

Comment 8: The Staff notes that the ETF filed a sticker to the prospectus on August 16, 2024 describing changes to the ETF. Please confirm that next year’s TSR for the ETF will describe these as material fund changes in accordance with Form N-1a Item 27a(b)(5) and Item 27(a)(g).

Response: The Registrant confirms that it will comply with the requirements of Form N-1a Item 27a(b)(5) and Item 27(a)(g) in future TSR filings.

Comment 9: The Staff notes that the Registrants response to Item 2 (Code of Ethics) notes that “During the period covered by this report, there were no waivers or implicit waivers of a provision of the code of

Christina DiAngelo Fettig

March 3, 2025

ethics.” The Staff further notes that Item 2c relates to whether there were any amendments to the Registrant’s Code of Ethics during the period covered by the report. Please correct the response to Item 2c of Form N-CSR in future filings and explain in correspondence whether there were any disclosures required under Item 2c of Form N-CSR during the period covered. Please refer to Items 2c and 2d of Form N-CSR.

Response: The Registrant will provide the correct disclosure in future filings and confirms that there were no disclosures required under Item 2c of Form N-CSR during the period covered by the report.

Comment 10: The Staff notes that the Registrants response to Item 10 of Form N-CSR notes that, with respect to remuneration paid to directors, officer and other of open-end management investment companies, “Included under Item 7.” In future filings, please explain where this disclosure is.

Response: The Registrant will include the requested disclosure in future shareholder report filings.

Comment 11: Footnote (c) of the Financial Highlights table for the ETF references a unitary fee of 75 basis points, however the ETF didn’t charge this for all periods referenced in the financial highlights. Please update the Ratio of Net Expenses to Net Assets in future filings to present the Ratio of Net Expenses to Average Net Assets.

Response: The Registrant will include the requested disclosures in future shareholder report filings.

Comment 12: For unitary fee funds, please conform in correspondence if the adviser is current with payments to all service providers.

Response: The Registrant confirms that the adviser is current with payments to all unitary fund fee service providers.

Comment 13: Page 8 of the notes to the financial statements on Form N-CSR for the period ended June 30, 2024 for the ETF FS include disclosures about income received from sources within foreign countries. Please explain whether that disclosure is appropriately placed or applicable.

Response: The Registrant notes that the ETF did not receive income from foreign countries during the period, but notes that it may in the future and believes the disclosure is appropriate.

Comment 14: On October 22, 2021, the Registrant filed correspondence noting in its response to Comment #13 that, “with respect to the sub-advisory fees, the Registrant will include the fees in its next annual registration statement update and will also include the disclosure in future reports.” Please explain why such disclosures were not included on the Registrant’s Form N-CSR for the period ended June 30, 2024, and confirm that the Registrant will disclose the amount of the sub-advisory fees paid in future shareholder reports.

Response: The Registrant confirms that such disclosure was inadvertently excluded from Form N-CSR for the period ended June 30, 2024, and confirms that it will include the sub-advisory fees in all future shareholder reports.

Christina DiAngelo Fettig

March 3, 2025

Comment 15: The Staff notes that the amounts included on Form N-CEN, Item C.6(g) for ERShares Global Entrepreneurs and ERShares US Small Cap, related to net income from securities lending activities, may not be correct. Please confirm in correspondence the correct net income from securities lending activities for the period ended June 30, 2024.

Response: The Registrant notes that net income from securities lending activities was inadvertently switched between ERShares Global Entrepreneurs and ERShares US Small Cap on Item C.6(g) of Form N-CSR for the period ended June 30, 2024. The net income from securities lending activities for ERShares Global Entrepreneurs and ERShares US Small Cap for the period ended June 30, 2024 were 1,191.00000000 and 44,677.00000000, respectively.

Comment 16: Form N-CEN, Item C.2 (Classes of open-end management investment companies) for the period ended June 30, 2024, appears to report more classes of shares outstanding that were actually outstanding on the reporting date. Please update Form N-CEN, Item C.2. in future filings to include the correct number of outstanding share classes as of the reporting date.

Response: The Registrant will comply with the requirements of Form N-CEN, Item C.2 in future filings.

If you have any questions or additional comments, please call me at (513) 352-6693.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler